UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Fourth Quarter 2020 Production Results and 2021 Production Guidance

LIMA, Peru--(BUSINESS WIRE)--February 4, 2021--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 4Q20 results for production and volume sold, and 2021 production guidance.

4Q20 Production per metal (100% Basis)

Tambomayo	1Q	2Q	3Q	Oct	Nov	Dec	4Q20	FY20	Revised 2020 Guidance*
Au [Oz]	14,549	17,121	16,108	6,428	6,649	2,621	15,699	63,477	70k - 74k
Ag [Oz]	385,532	410,010	395,913	148,133	214,294	114,700	477,127	1,668,582	1.5M - 1.7M
Pb [MT]	1,194	1,190	1,472	735	749	1,210	2,695	6,550	5.6k - 5.8k
Zn [MT]	1,267	831	1,292	694	574	608	1,876	5,267	5.2k - 5.6k

Orcopampa	1Q	2Q	3Q	Oct	Nov	Dec	4Q20	FY20	Revised 2020 Guidance*
Au [Oz]	8,160	7,612	15,096	-	3,917	6,344	10,260	41,129	40k - 42k

Coimolache	1Q	2Q	3Q	Oct	Nov	Dec	4Q20	FY20	Revised 2020 Guidance*
Au [Oz]	22,493	13,551	26,473	9,408	14,858	19,234	43,500	106,017	100k - 106k

La Zanja	1Q	2Q	3Q	Oct	Nov	Dec	4Q20	FY20	Revised 2020 Guidance*
Au [Oz]	3,297	3,028	5,087	1,786	1,836	2,194	5,817	17,228	13k - 16k

Julcani	1Q	2Q	3Q	Oct	Nov	Dec	4Q20	FY20	Revised 2020 Guidance*
Ag [Oz]	550,552	136,177	323,495	146,891	255,603	264,013	666,507	1,676,731	1.4M - 1.6M

Uchucchacua	1Q	2Q	3Q	Oct	Nov	Dec	4Q20	FY20	Revised 2020 Guidance*
Ag [Oz]	1,956,463	979,008	790,313	422,743	409,402	442,383	1,274,529	5,000,312	4.4M - 5.0M
Pb [MT]	2,273	753	756	386	465	518	1,369	5,151	4.7k - 5.0k
Zn [MT]	2,360	462	928	430	449	595	1,474	5,223	4.7k - 5.0k

El Brocal	1Q	2Q	3Q	Oct	Nov	Dec	4Q20	FY20	Revised 2020 Guidance*
Au [Oz]	4,054	1,049	3,354	1,428	1,203	763	3,395	11,852	12k - 14k
Ag [Oz]	678,067	248,693	1,479,327	406,559	369,144	326,793	1,102,496	3,508,583	3.6M - 4.0M
Pb [MT]	5,460	2,188	8,182	1,728	1,426	1,082	4,235	20,066	17k - 19k
Zn [MT]	15,058	4,385	22,277	4,891	4,449	3,850	13,191	54,909	48k - 51k
Cu [MT]	9,122	3,045	9,190	3,949	2,827	2,476	9,252	30,608	33k - 36k

Yanacocha	1Q	2Q	3Q	Oct	Nov	Dec	4Q20	FY20
Au [Oz]	121,802	67,827	79,874	27,254	21,763	21,531	70,548	340,052

*Buenaventura provided revised 2020 guidance on October 20, 2020.

FY2020 Comments

  Tambomayo:

  2020 silver and zinc production in line with revised 2020 guidance, as announced in the third quarter 2020.

  2020 lead production was slightly above revised 2020 guidance.

  2020 gold production was below revised 2020 guidance due to inventory adjustments after lower-than-expected gold recoveries within the flotation-cyanidation circuit.
  Orcopampa:

  2020 gold production was in line with revised guidance.
  Coimolache:

  2020 gold production was in line with revised guidance.
  La Zanja:

  2020 gold production was slightly above revised guidance.
  Julcani:

  2020 silver production was slightly above revised guidance.
  Uchucchacua:

  2020 silver, lead and zinc production was in line with revised guidance. The Company’s primary operational focus for this operation during the fourth quarter was on the ramp-up of mine development and exploration which was adversely affected by a reduced workforce during prior quarters in 2020 due to the COVID-19 pandemic.
  El Brocal:

  Tajo Norte’s production exceeded revised 2020 guidance, due to access to high grade areas resulting from accelerated stripping.

  Marcapunta’s production was below revised 2020 guidance, mainly due to limited availability of ore transportation vehicles.

4Q20 Payable Volume Sold (100% basis)

4Q20 Payable Volume sold per Metal (100% basis)

	1Q20 (Actual)	2Q20 (Actual)	3Q20 (Actual)	4Q20 (Actual)	FY20 (Actual)
Gold (Oz.)
Orcopampa	9,016	3,675	17,159	11,907	41,757
Tambomayo	5,286	16,499	17,849	17,999	57,633
La Zanja	3,295	4,032	5,346	5,057	17,730
Coimolache	23,978	14,549	25,901	40,369	104,797
El Brocal	2,639	633	2,038	2,080	7,390

Silver (Oz.)
Uchucchacua	1,880,330	644,014	875,489	1,166,790	4,566,624
El Brocal	466,365	187,339	1,182,127	860,675	2,696,506
Tambomayo	110,661	487,028	406,946	469,849	1,474,485
Julcani	514,114	119,531	289,258	619,666	1,542,568

Lead (MT)
El Brocal	5,145	1,888	7,017	3,775	17,824
Uchucchacua	1,972	403	738	1,095	4,209
Tambomayo	282	1,547	1,680	2,501	6,009
Julcani	95	25	58	128	306

Zinc (MT)
El Brocal	12,438	3,575	18,589	10,839	45,442
Uchucchacua	1,874	366	699	1,127	4,066
Tambomayo	992	810	1,058	1,603	4,463

Copper (MT)
El Brocal	8,458	2,758	8,799	8,933	28,948

Realized Metal Prices*

Gold (Oz)	1,692	1,775	1,939	1,858	1,842
Silver (Oz)	17.16	16.67	27.19	24.96	22.14
Lead (MT)	1,653	1,460	1,659	1,954	1,708
Zinc (MT)	1,824	1,112	2,349	2,915	2,234
Copper (MT)	5,536	5,085	6,448	7,121	6,259
*Buenaventura consolidated figures

2021 Production Guidance

2021 Estimated Production

Tambomayo	2021E*
Au [Oz]	69k - 75k
Ag [Oz]	1.2M - 1.4M
Pb [MT]	5.9k - 6.5k
Zn [MT]	6.9k - 7.5k

Orcopampa	2021E*
Au [Oz]	40k - 45k

Coimolache	2021E*
Au [Oz]	99k - 106k

La Zanja	2021E*
Au [Oz]	12k - 15k

Julcani	2021E*
Ag [Oz]	2.1M - 2.4M

Uchucchacua	2021E*
Ag [Oz]	8.0M - 9.0M
Pb [MT]	7.0k - 10.0k
Zn [MT]	7.0k - 10.0k

El Brocal	2021E*
Au [Oz]	20k - 25k
Ag [Oz]	5.4M - 6.0M
Pb [MT]	12.0k - 16.0k
Zn [MT]	47.0k - 52.0k
Cu [MT]	37.0k - 42.0k

*Please note that 2021 estimated production could potentially be adversely impacted by further COVID-19 effects.

Buenaventura will be issuing additional 2021 guidance within the Company’s Q4 2020 Earnings Results Press Release on February 25, 2021.

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation & Sumitomo Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

For a printed version of the Company’s 2019 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts

Lima:
Daniel Dominguez, Chief Financial Officer
(511) 419 2540

Rodrigo Echecopar, Head of Investor Relations
(511) 419 2591 / rodrigo.echecopar@buenaventura.pe

NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Company Website: www.buenaventura.com.pe/ir

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: February 4, 2021